Filed Pursuant to Rule 424(b)(7)

Registration No. 333-132447

PROSPECTUS SUPPLEMENT NO. 6

(To Prospectus dated March 15, 2006)

2.25% Senior Convertible Notes due 2025

Common Stock Issuable upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated March 15, 2006, relating to the resale by selling securityholders of up to $225 million aggregate principal amount of 2.25% Senior Convertible Notes due 2025 and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including amendments or supplements thereto.

Our common stock is quoted on the Nasdaq National Market under the symbol “PMCS.” On October 25, 2006, the last quoted sale price of our common stock was $6.48 per share.

Investing in the notes or our common stock involves risks. See “Risk Factors” beginning on page 2 of the prospectus dated March 15, 2006, in our current report on Form 8-K, filed May 4, 2006, and in our most recent quarterly report on Form 10-Q/A filed August 16, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 26, 2006.

SELLING SECURITYHOLDERS

The notes were originally issued by PMC-Sierra and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell, pursuant to this prospectus supplement and the prospectus, any or all of the notes and shares of common stock into which the notes are convertible.

The information in the table appearing under the caption “Selling Securityholders” in the prospectus, as supplemented by prospectus supplement no. 1, dated March 15, 2006, prospectus supplement no. 4, dated June 19, 2006, and prospectus supplement no. 5, dated September 29, 2006, is further supplemented by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus or in any amendments or supplements thereto with the information set forth below. The information is based on information provided to us by or on behalf of the selling securityholders, and we have not independently verified this information. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales; the table below assumes that all selling securityholders will sell all of their notes or common stock. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

The percentage of notes outstanding beneficially owned by each selling securityholder is based on $225,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock into which the notes are convertible. The number of shares of common stock offered hereby is based on the current conversion rate of 113.6687 shares of common stock per $1,000 aggregate principal amount of notes and a cash payment in lieu of any fractional shares.

Based upon information provided by the selling securityholders, none of the selling securityholders named below, nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Percentage of Outstanding Notes Beneficially Owned Prior to this Offering	Shares of Common Stock Issuable Upon Conversion of the Notes and Offered Hereby (1)(2)	Percentage of Outstanding Common Stock Beneficially Owned Prior to Completion of this Offering (3)	Shares of Common Stock Beneficially Owned After Completion of the Offering
HFR CA Opportunity Fund	398,000	*	45,240	*	—

*	Less than one percent.

(1)	Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling securityholders provided us with the information regarding their holdings of notes and common stock for inclusion herein.

(2)	Consists of shares of common stock issuable upon conversion of the notes, assuming the initial conversion rate of 113.6687 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interests. The conversion price is subject to adjustment as described in the prospectus under “Description of Notes—Conversion of the Notes.”

(3)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 209,795,513 shares outstanding as of October 25, 2006. In calculating this amount, we treated as

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outstanding the number of shares of common stock issuable upon conversion of all of the convertible notes held by a particular holder. However, we did not assume the conversion of the convertible notes held by any other holder.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in one or more subsequent prospectus supplements, if and when required. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

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